Filed by RF Micro Devices, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TriQuint Semiconductor, Inc.

Commission File No.: 000-22660

Date: March 31, 2014

Team:

We are fully underway with the integration planning for the merger of TriQuint and RFMD. We expect to officially complete the transaction in the second half of the year depending on regulatory approval. There is significant work to do in the months before we combine and we have staffed some of our best people to this effort.

Dean Priddy, from RFMD, and Steve Grant, from TriQuint, are the accountable executives for the integration and you will hear more from each of them in the weeks ahead.

To keep you informed, each company is launching an Integration Matters SharePoint site today on which employees of each company can obtain information regarding the announced merger. The sites will contain news updates, leadership notes, archived documents, FAQs and forms/email addresses for questions about the integration.

The integration sites, which can only be accessed by employees, are:

—	TriQuint: http://integration.triquint.com
—	RFMD: https://integration.rfmd.com

Because we heard a number of your questions early on, we created an FAQ section where you can find answers to commonly asked questions. For those who have additional questions, there are three options:

1.	Post anonymously via the web form (link found on integration home page)
2.	Email us at either IntegrationMatters@tqs.com or IntegrationMatters@RFMD.com (choose your current company)
3.	Ask your manager or local HR representative

We may not be able to answer all of your questions due to legal and competitive regulations, but we will answer as many as possible. We will continue to follow the principle of sharing what we know when we know it.

For employees without access to email, we will continue to use bulletin boards, kiosks, and in-person communications to update you on the progress of the integration and answer questions.

During this period, while the integration teams are doing this important work, remember we are still two independent companies and we need everyone to focus on our respective day-to-day business.

I appreciate your hard work and look forward to building this company with you.

Thank you,

Bob Bruggeworth

Question	Answer
How will I know if my job is impacted by the merger?	Your manager will be communicating with you in the weeks before the close of the merger about your role and the process and timeline for making final decisions.
Will there be any immediate changes in my responsibilities?

During this pre-closing period, please keep performing your current job responsibilities and maintaining business as usual. Each company will continue to operate in business independent of the other before the closing. The intention of integration planning is to bring people, products and programs together as quickly as possible following closing, but also retain and build upon what has made us successful. Your patience and flexibility are greatly appreciated.

Will I still report to the same manager?

For the immediate future, most employees will continue to report to their current manager. If you are assigned to report to a new manager, you will be notified before the day the merger closes. There will be further refinement after that.

How and when will I be informed about any changes in my job status?

If your job is impacted by the integration, you will be notified by your manager. Subsequent discussions will vary based on a number of factors, including the size, scope and complexity of each business/function. We are working diligently to provide clarity as soon as possible.

How can I learn about open positions, and what should I do if I am interested in an opening?

We encourage you to speak to a manager after the close to learn more about the opportunities that interest you. Please be sure to discuss your interests with your current manager before submitting an application.

Will our office move and/or do I have to relocate?

It is too early to fully answer this question, but most people will not have to relocate. Integration planning is underway to ensure that we operate efficiently and effectively and have the best geographic profile to serve customers. Your manager will keep you informed of any job changes and/or possible relocations.

What, if any changes will there be to my pay/ paycheck process upon close?	For the immediate future, there will be no payroll-related changes. Following closing, payroll administration will change and employees will be notified in advance of all changes.
What, if any changes will there be to my benefits (e.g., 401(k) plan, medical and other insurance, paid time off etc.) upon close and how will I learn more?

Employees will continue to have their current benefits. Following closing, we will have an opportunity to conduct a thorough review of all compensation and benefits programs in all the countries where we will operate.

What holidays will be recognized in the new organization?	For the time being, holiday schedules will remain the same. We will share more information on this as it becomes available.
If I lose my job as a result of the merger, will I receive severance? If so, what can I expect?

Should your role be impacted as a result of the merger, severance will be offered in accordance with the severance plan and subject to local legal requirements. Details will be shared with impacted employees in advance.

If I voluntarily choose not to join the combined company, will I receive a severance offer?	If you voluntarily choose not to continue your employment with the combined company, you will have resigned. Severance is not a benefit that is offered to employees who voluntarily resign.

When will I have access to the combined company’s intranet? What information will be available?

Access will occur at the close of the merger. You will find a wealth of information on the intranet which will help you learn more about the new company. In the meantime, employees can access information on this pre-close SharePoint site.

Will my email address change? If so, when?

For the time being, you will continue to use your current email. However, when the merger closes, you will also have a combined company email address (@NewCo.com) that will allow you to access various new company web-based systems, including the intranet. Eventually, all emails will be migrated to a NewCo address.

How long will the integration process take? What’s the tentative end date?

We are planning for the second half of 2014 to start operating as one company. The actual date is dependent on regulatory approval. Between now and then, we will plan for integration and make initial decisions around our combined strategy, organization structure, and how we will work. There will be more work to be done after close and we will ask for help at all levels to get that done.

What can I expect during the integration process?

You can expect a commitment to maintain business continuity and open and transparent communication from us. We will reach out to you at appropriate times throughout the integration process with updates. We also highly value your input and encourage you to get back to us with questions or concerns that you have.

Whom should I contact if I have additional questions?

For the time being, your primary point of contact for questions is your current manager. If you still have questions after speaking with your manager, you should reach out to your local HR contact. General questions can submitted to IntegrationMatters@tqs.com and IntegrationMatters@RFMD.com

How will we be kept informed moving forward?

Leaders at all levels are our primary means of communicating with employees. You should expect to see regular updates from your manager and senior leaders. We have also launched an integration-specific intranet portal in both companies. We will use this portal along with our normal newsletters to provide current information and FAQ responses to you. TriQuint:http://integration.triquint.com/ RFMD:https://integration.rfmd.com/

When will we meet the teams and leaders from TriQuint/RFMD?

Leaders will provide regular integration updates for their respective functions. While we have a consistent integration approach which is being overseen by an Integration Team, we’re enabling our functional teams to tailor their plans to align with their specific business needs, which could result in variations in activities and timing among different groups.

Who are the new leaders, and when will the full leadership team be announced?

The new company will have a shared leadership team: TriQuint CEO Ralph Quinsey will serve as non-executive Chairman. RFMD CEO Bob Bruggeworth will serve as CEO. Board of directors will be made up of ten directors, with five directors from the existing board of each company. Eight of the ten directors will be independent. TriQuint CFO Steve Buhaly will serve as CFO, reporting to the CEO. RFMD CFO Dean Priddy will serve as Executive Vice President of Administration, reporting to the CEO and responsible for integration and synergy value creation. RFMD’s Eric Creviston will serve as President of Mobile Products. TriQuint’s James Klein will serve as President of Infrastructure and Defense products. TriQuint’s Steven Grant will serve as Corporate Vice President for Fab Technology & Manufacturing and responsible for integration. RFMD’s Jim Stilson will serve as Corporate Vice President for Assembly/Test Technology & Manufacturing. Other leaders will be named later this year.

How will the headquarter location be chosen, and when?	We are evaluating the business climate of several locations and in this day of global corporations and virtual offices, the headquarters is not always where the CEO resides.
What will the new company be called?	The new company will launch a new name and brand to reflect the merger into one organization. The new name will be known at close and we will keep you informed as the process moves forward.

Whose processes and systems will you use in the combined company?

The processes and systems used in the combined company will be determined during integration. We remain committed to using what allows us to best serve our customers. The emphasis will be not to disrupt on-going projects. We do understand this may mean transition of systems to combined systems over time.

What opportunities will this transaction create?

We believe the transaction significantly enhances the growth prospects of the combined company through more scale, diversified offerings, greater expertise and access to additional equity to support growth initiatives. We are confident that the combined company will create more opportunities for our employees, and make us an even stronger choice for highly talented people to work.

What does this transaction mean for customers/partners?

Before close, each company will operate independently. Following close, practically speaking, it will be business as usual. We will continue to focus on world class customer service and delivery in each of our projects. We are also being very proactive with planning our integration process. Our primary objective is to avoid disruption to on-going projects and maintaining business continuity.

Can we talk about this outside the company?

We announced the transaction in a press release, which contains information that is now public. You are free to talk about the transaction, but must limit your comments to publicly available information (i.e., the press release). Any press inquiries should be directed to Brandi Frye at TriQuint and Brent Dietz at RFMD. Any investor questions should be directed to Grant Brown at TriQuint and Doug DeLieto at RFMD. They will forward any of these requests to the appropriate leaders in the organization. Other than referring inbound contact, no one should have contact with the media.

What kind of synergies will be realized during the merger?

The term “synergies” is used to describe the financial benefits that come from combining the two companies into one. The combination is expected to achieve at least $150 million in cost synergies; $75 million in annualized synergies exiting the first year after closing and an additional $75 million exiting the second year.

Forward-Looking Statements

This communication contains forward-looking statements, including but not limited to those regarding the proposed business combination between RF Micro Devices, Inc. (“RFMD”) and TriQuint Semiconductor, Inc. (“TriQuint”) (the “Business Combination”) and the transactions related thereto. These statements may discuss the anticipated manner, terms and conditions upon which the Business Combination will be consummated, the future performance and trends of the combined businesses, the synergies expected to result from the Business Combination, and similar statements. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: the ability of the parties to consummate the Business Combination in a timely manner or at all; satisfaction of the conditions precedent to consummation of the Business Combination, including the ability to secure regulatory approvals in a timely manner or at all, and approval by RFMD’s shareholders and TriQuint’s stockholders; the possibility of litigation (including related to the transaction itself); RFMD and TriQuint’s ability to successfully integrate their operations, product lines, technology and employees and realize synergies from the Business Combination; unknown, underestimated or undisclosed commitments or liabilities; the level of demand for the combined companies’ products, which is subject to many factors, including uncertain global economic and industry conditions, demand for electronic products and semiconductors, and customers’ new technology and capacity requirements; RFMD’s and TriQuint’s ability to (i) develop, deliver and support a broad range of products, expand their markets and develop new markets, (ii) timely align their cost structures with business conditions, and (iii) attract, motivate and retain key employees; and other risks described in RFMD’s and TriQuint’s Securities and Exchange Commission (“SEC”) filings. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof. Neither RFMD nor TriQuint undertakes any obligation to update any forward-looking statements.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed Business Combination, a newly-formed holding company under RFMD (“HoldCo”) will file with the SEC a Form S-4 (the “Registration/Joint Proxy Statement”) which will include a registration statement and prospectus with respect to HoldCo’s shares to be issued in the Business Combination and a joint proxy statement of TriQuint and RFMD in connection with the Business Combination. The definitive Registration/Joint Proxy Statement will contain important information about the proposed Business Combination and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION/JOINT PROXY STATEMENT CAREFULLY WHEN IT BECOMES AVAILABLE. The Registration/Joint Proxy Statement and other relevant materials (when they become available) and any other documents filed by HoldCo, RFMD or TriQuint with the SEC may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, security holders of TriQuint will be able to obtain free copies of the Registration/Joint Proxy Statement from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate website at www.triquint.com; and security holders of RFMD will be able to obtain free copies of the Registration/Joint Proxy Statement from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com.

Participants in the Solicitation

RFMD, TriQuint and HoldCo and their respective directors, executive officers and various other members of management and employees may be deemed to be participants in the solicitation of proxies from RFMD’s shareholders in connection with the proposed Business Combination. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of TriQuint or RFMD security holders in connection with the proposed Business Combination will be set forth in the Registration/Joint Proxy Statement when it is filed with the SEC. Information about TriQuint’s directors and executive officers is set forth in TriQuint’s Proxy Statement on Schedule 14A for its 2013 Annual Meeting of Shareholders, which was filed with the SEC on April 1, 2013, and its Annual Report on Form 10-K for the fiscal year ended

December 31, 2013, which was filed with the SEC on February 21, 2014. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate web site at www.triquint.com. Information about RFMD’s directors and executive officers is set forth in RFMD’s Proxy Statement on Schedule 14A for its 2013 Annual Meeting of Shareholders, which was filed with the SEC on June 28, 2013, and its Annual Report on Form 10-K for the fiscal year ended March 30, 2013, which was filed with the SEC on May 24, 2013. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com. Additional information regarding the interests of these potential participants in the solicitation of proxies in connection with the proposed Business Combination will be included in the Registration/Joint Proxy Statement and the other relevant documents filed with the SEC when they become available.